AMERICAS GOLD AND SILVER ANNOUNCES NEW MAJOR DISCOVERIES IN IDAHO AND MEXICO AND A STRONG
2025 RESOURCE & RESERVE UPDATE INCLUDING A 19% YEAR OVER YEAR INCREASE IN M&I MINERAL RESOURCES
AND 21% INCREASE IN M&I GRADES AT GALENA

TORONTO, ONTARIO - March 30, 2026 - Americas Gold and Silver Corporation (TSX: USA) (NYSE American: USAS) ("Americas" or the "Company") a growing North American precious metals and antimony producer, is pleased to announce that its consolidated silver Measured and Indicated ("M&I") Mineral Resources has increased by 10%, or 11 million ounces, and consolidated silver Inferred Mineral Resources has increased by 15%, or 17 million ounces, both net of mining depletions.

Resource and Reserve Highlights

  Consolidated silver M&I Mineral Resources increased by 10% to 115.7 million ounces, grade increased by 30% to 239.8 g/t
    Inferred Mineral Resources increased by 15% to 133.3 million ounces, grade decreased by 13% to 264.0 g/t
  Galena silver M&I Mineral Resources increased by 19% to 87.9 million ounces, grade increased by 21% to 500.9 g/t
    Inferred Mineral Resources increased by 3% to 105.7 million ounces, grade increased by 7% to 498.2 g/t
    Proven & Probable Reserves increased by 2% to 16.3 million ounces, grade increased by 21% to 482.1 g/t
  Cosalá silver M&I Mineral Resources decreased by 13% to 18.7 million ounces, grade increased by 33% to 119.3 g/t
  Additionally, with the acquisition of the Cresent Silver Mine, the Company added a very high-grade Historical M&I Mineral Resource of 3.8 million silver ounces at 654 g/t and Historical Inferred Mineral Resource of 19.1 million silver ounces at 665 g/t, which will be operated as part the Galena Complex in Idaho (see Americas news release dated December 12, 2025). A qualified person has not done sufficient work on behalf of Americas to classify the Historical estimate noted in Table 4 below as current Mineral Resources or Mineral Reserves, and the Company is not treating the Historical estimates as current Mineral Resources or Mineral Reserves.

Exploration Highlights

Galena Complex - Major new discovery of the 520 Vein in the Coeur Mine

  520 Vein discovery at the Coeur Mine, part of the Galena Complex (Figure 1) where drilling has intersected multiple high-grade Ag-Cu-Sb intercepts, including 1.1m @ 619.0 g/t Ag, 1.1% Cu, 0.65% Sb in drillhole C034-166 (Figure 1 and Table 6). Four drillholes to-date have defined a 150m long by 150m high mineralized vein that is open in all directions.
    This new discovery increases the operational flexibility at Galena with the potential introduction of a new Ag-Cu-Sb mining area located directly in line with the recently upgraded Coeur Shaft.
  034 Vein discovery at the Galena Mine (see Americas' news release dated January 20, 2026). Infill and step-out drilling is in progress to follow up on previously announced high-grade intercepts including 4,458 g/t Ag, 3.34% Cu and 1.50% Sb over 0.5m in drillhole 52-S54 (Figure 1).
  149 Vein discovery at the Galena Mine (see Americas' news release dated August 22, 2025). Infill and step-out drilling is in progress to follow up on previously announced high-grade intercepts including 24,913 g/t Ag and 16.9% Cu over 0.2m in drillhole 43-317 (Figure 1).

  Four underground core rigs are currently completing infill and step-out drilling in 2026 for a total of 25,022 meters.

Cosalá Mine - Near mine high-grade discovery

  New El Alacrán discovery 600 meters to the north of the San Rafael mine has intersected multiple Ag-Au-Cu intercepts including 27.6m @ 69.0 g/t Ag, 0.2 g/t Au, 0.2% Cu, Including: 11.2m @ 91.0 g/t Ag, 0.1 g/t Au, 0.3% Cu And: 4.6m @ 69.0 g/t Ag. 0.1 g/t Au EAS26-001 (Figure 2 and Table 7).
    Step-out drilling at the El Alacrán and La Tania targets are in progress.
  One surface and one underground core rig are currently completing infill and step-out drilling in 2026 for a total of 11,710 meters.

Paul Andre Huet, Chairman and CEO, commented: "Our inaugural Resource and Reserve update under the strengthened team at Americas has delivered outstanding results. Since we began the initiative to recapitalize, analyze, and expand operations at Galena in early 2025, our exploration focus has been on adding high-quality, high-grade ounces to a new Resource and Reserve estimate that we can use as the foundation of our growth plan for years to come.

"In our new M&I Resource at Galena, we have seen very strong ounce growth of 19% year over year with a tremendous 21% improvement in grades to 501g/t silver. This increase across the board demonstrates what Galena has already done for over 100 years of mining history: replace depletion, add ounces and continue to establish itself as one of the highest grade primary silver systems in the world. We are extremely excited about what the future holds at Galena, where we already have the major infrastructure in place around this expanding Resource to exploit what is a world class high-grade system.

"Our drilling campaign in 2025 was highlighted by two major new discoveries: the 034 Vein and 149 Veins. High grade intercepts, including 4,458 g/t Ag, 3.34% Cu and 1.50% Sb over 0.5 meters and 1,199 g/t Ag, and 0.85% Cu over 2.0 meters led us to follow up on these areas which have now expanded from major targets into future potential mining centers (with the 034 Vein now included in our updated Resource).

"Looking ahead to 2026, we have announced the largest exploration drilling campaign and budget in the Company's history, with 64,000m to be drilled across our properties, totaling up to $20 million. This decision has been reinforced by yet another recent discovery - the 520 Vein in our Coeur mine. Not only has this new copper-silver-antimony vein already returned strong grades of over 600g/t silver, it represents a new potential mining front at Galena while we continue to complete the mine development work this year to scale the operation significantly into the future. The Coeur mine is directly connected underground to our Galena mine on the 3400 level and is part of the same system where we made the strategic decision to upgrade the Coeur hoist ahead of schedule in late 2025. With numerous potential new mining fronts identified in our drill target database, we look forward to unlocking even more value with the drill bit in this world class complex during 2026.

"In Mexico, our regional drilling exploration efforts have been limited yet very effective. The discovery at El Alacrán is just 600m from our San Rafael mine, where we recently completed mining in 2025. The high-grade discovery near surface represents a strong example of the tremendous potential of this property that has not seen major exploration expenditure for many years. While we continue to ramp up the EC120 mine, we are very much looking forward to drilling out El Alacrán and other targets across the large land package with the potential to significantly extend mining operations into the future.

"Overall, I am proud of our strengthened exploration team's efforts this past year and am very much looking forward to seeing what we can deliver with a robust exploration budget and program in 2026. The future is bright."

Consolidated Silver Mineral Resource Summary

The updated consolidated Silver Mineral Resource is effective as of October 31, 2025, and represents an update to the previously released consolidated Mineral Resource as of December 31, 2024 (see Americas AIF for the period ended December 31, 2024). The updated Measured and Indicated Silver Mineral Resource totals 115.7 million ounces, an increase of 10% (previously 104.8 million ounces). The updated Inferred Silver Mineral Resource totals 133.3 million ounces, representing a 15% increase (previously 116.1 million ounces). The result demonstrates the strong potential for continued growth of Mineral Resources, net of depletion.

Table 1: Consolidated Silver Mineral Resources as at October 31, 2025
Note: Refer to detailed footnotes below

Silver Mineral Resource	Measured			Indicated			Measured & Indicated			Inferred
	Kt	g/t	Koz	Kt	g/t	Koz	Kt	g/t	Koz	Kt	g/t	Koz
Galena	2,504	495	39,830	2,954	506	48,065	5,458	501	87,895	6,599	498	105,697
Cosalá	257	85	700	4,615	121	17,991	4,872	119	18,691	7,097	107	24,465
San Felipe	-	-	-	4,677	61	9,115	4,677	61	9,115	2,005	48	3,102
Total	2,761	457	40,530	12,246	191	75,172	15,007	240	115,702	15,701	264	133,264

Galena

At Galena, resource definition and exploration drilling in 2025 focused on resource to reserve conversion and exploration step-out drilling in close vicinity to existing underground infrastructure. Measured and Indicated Silver Resources increased by 19% (87.9 million ounces) and the Inferred Mineral Resource increased by 3% (105.7 million ounces)

Table 2: Galena Silver Mineral Resources as at October 31, 2025
Note: Refer to detailed footnotes below

Silver Mineral Resource	Measured			Indicated			Measured & Indicated			Inferred
	Kt	g/t	Koz	Kt	g/t	Koz	Kt	g/t	Koz	Kt	g/t	Koz
Galena Ag-Pb	1,705	354	19,425	1,803	354	20,550	3,508	354	39,975	4,669	410.3	61,592
Galena Ag-Cu	800	794	20,405	1,151	744	27,515	1,950	765	47,920	1,929	711.1	44,105
Total	2,504	495	39,830	2,954	506	48,065	5,458	501	87,895	6,599	498.2	105,697

Cosalá

At Cosalá, resource definition and exploration drilling focused on upgrading resource and reserve classification across all categories with a focus on the UZ and Zone 120 deposits. Measured and Indicated Silver Resources decreased by 13% (18.7 million ounces), and the Inferred Mineral Resource increased by 134% (24.5 million ounces).

Table 3: Cosalá Silver Mineral Resources as at October 31, 2025
Note: Refer to detailed footnotes below

Silver Mineral Resource	Measured			Indicated			Measured & Indicated			Inferred
	Kt	g/t	Koz	Kt	g/t	Koz	Kt	g/t	Koz	Kt	g/t	Koz
San Rafael	-	-	-	243	127	989	243	127	989	2,068	65	4,316
UZ	-	-	-	1,276	165	6,778	1,276	165	6,778	793	171	4,359
El Cajón	-	-	-	190	174	1,065	190	174	1,065	566	171	3,103
Zone 120	-	-	-	1,027	115	3,780	1,027	115	3,780	1,661	115	6,148
Nuestra Señora	257	85	700	1,879	89	5,379	2,136	89	6,079	2,009	101	6,539
Total	257	85	700	4,615	121	17,991	4,872	119	18,691	7,097	107.2	24,465

Crescent

Confirmation and step-out drilling commenced in March 2026 with the goal of upgrading and expanding the Historical Mineral Resources.

Table 4: Crescent Silver Historical Mineral Resources Estimate as at August 21, 2015

Silver Mineral Resource	Measured			Indicated			Measured & Indicated			Inferred
	Kt	g/t	Koz	Kt	g/t	Koz	Kt	g/t	Koz	Kt	g/t	Koz
Crescent	35	754	851	147	630	2,981	182	654	3,832	893	665	19,107
Total	35	754	851	147	630	2,981	182	654	3,832	893	665	19,107

The information contained in Table 4 is extracted from the report entitled "NI 43-101 Technical Report | Preliminary Economic Assessment | Crescent Silver Project | Shoshone County, Idaho USA" dated August 21, 2015 (the "2015 Technical Report"). Americas confirms that the form and context in which the Qualified Persons' findings are presented have not been materially modified from the original report. The effective date of the Historical estimate is August, 2015. The Company believes that the Historical estimate is reliable and relevant to continuing exploration and development on the Crescent Mine. No more recent estimates of the Mineral Resource or other data are available to the Company. A qualified person has not done sufficient work on behalf of Americas to classify the Historical estimate noted in Table 4 as current Mineral Resources or Mineral Reserves and Americas is not treating the Historical estimates as current Mineral Resources or Mineral Reserves. There is no certainty they will prove to be accurate or that a range of outcomes will be achieved.

The Historical Mineral Resources were reported above a silver cut-off of 10 opt Ag. The following assumptions were used to define the portion of the Mineral Resource that meets the test of reasonable prospect for economic extraction and can be declared a mineral resource: Silver price of US$20.00 per troy ounce, underground mining costs of US$145 per ton, metallurgical recovery of 92% average, mining rate of 250 tons per day and minimum mining width of 4 feet. Additional key assumptions, parameters, and methods used to prepare the Historical estimate are disclosed in the 2015 Technical Report.

Consolidated Silver Mineral Reserve Summary

The updated Silver Mineral Reserve is effective as of October 31, 2025, and represents an update to the previously released Consolidated Mineral Reserve as of December 31, 2024 (see Americas AIF for the period ended, December 31, 2024)

Table 5: Consolidated Silver Mineral Reserves as at October 31, 2025

Note: Refer to detailed footnotes below

Silver Mineral Reserve	Proven			Probable			Proven & Probable
	Kt	g/t	Koz	Kt	g/t	Koz	Kt	g/t	Koz
Galena Mine	514	434	7,171	535	528	9,081	1,049	482	16,252
Cosalá	-	-	-	1,910	156	9,553	1,910	156	9,553
Total	514	434	7,171	2,445	237	18,634	2,959	272	25,805

Figure 1: Long Section view of the Galena Complex highlighting the 520 and 034 vein discoveries

The 520 Vein discovery is a significant development for the Company as it represents a new high-grade mineralized "shoot" that is located directly down-dip of historical mining activities at the recently upgraded Couer shaft. The 072, Silver, and 360 vein complexes at Galana exhibit exceptional down-dip continuity and the discovery at the 520 vein suggests the potential to continue expanding mineral resources at Couer with over 2,000 feet of untested potential down-dip of the Couer Mine.

Table 6: Highlight assay results from the 520 Vein discovery at the Coeur shaft

520 Vein - Highlight Drill Results (as of March 30, 2025)
Hole #	Width (m)*	Ag (g/t)	Cu (%)	Sb (%)	Pb (%)	Vein Type
CO34-133	1.4	646	1.95	0.79	0.10	520 Vein
CO34-148	1	363	1.72	NA	0.10
CO34-166	0.8	773	0.86	NA	0.17
and	1.1	619	1.01	0.65	0.01

*Note: reported intercepts are estimated true widths

Sb%: NA refers to samples that were "Not Analyzed" for Sb in 2025 (Cu:Sb ratio = 0.7:1)

A full table of drill results can be found HERE: https://americas-gold.com/site/assets/files/4297/dr20260330g.pdf

Figure 2: Plan view map of the El Alacrán discovery and the La Tania target that are currently being drilled as part of the Cosála projects 2026 surface exploration programs

The El Alacrán discovery and La Tania exploration target are significant opportunities for the Cosála mine complex as both zones outcrop at surface, exhibit similar grades to current mine head grades and are located less than 1km from the San Rafael mine. Continued growth at either target would result in material operational synergies with existing mine operations.

Table 7: Highlight assay results at the El Alacrán discovery located 600 meters north of the San Rafael mine

El Alacrán Discovery - Highlight Drill Results (as of March 30, 2026)
Hole #	Width (m)*	Ag (g/t)	Au (g/t)	Cu (%)	Target
EAS26-001	27.6	69	0.2	0.2	El Alacrán
Including	11.2	91	0.1	0.3
And	4.9	69	0.1	NA
EAS26-002	11.3	34	NA	0.15
Including	4	64	NA	0.24
And	1.7	159	0.1	0.12
EAS26-003	Assays Pending
EAS26-004
EAS26-005

*Note: reported intercepts are estimated true widths

"NA" indicates no significant assays results

A full table of drill results can be found HERE: https://americas-gold.com/site/assets/files/4297/dr20260330c.pdf

Technical Reports

The Mineral Resource and Reserve estimates as at October 31, 2025 will be detailed in technical reports prepared in accordance with NI 43-101 to be filed under the Company's SEDAR+ profile at sedarplus.com within 45 days of the date of this news release.

Detailed Footnotes relating to Mineral Resource Estimates as at October 31,2025

  Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. There is no certainty that all or any part of the Mineral Resources estimated will be converted into Mineral Reserves.
  The Measured and Indicated Mineral Resources are exclusive of those Mineral Resources modified to produce Mineral Reserves.
  The Mineral Resource estimates include Inferred Mineral Resources that are normally considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as Mineral Reserves. There is also no certainty that Inferred Mineral Resources will be converted to Measured and Indicated categories through further drilling, or into Mineral Reserves once economic considerations are applied.
  Mineral Resources are estimated at a NSR cut-off value of $75/tonne at San Rafael, $70/tonne at Zone 120, $70/tonne at El Cajón and $248/tonne at Galena. Mineral Resources at Nuestra Señora are estimated at a 90g/tonne silver equivalent cut-off grade. Mineral Resources at San Felipe are estimated at a 2.3% zinc equivalent cut-off grade on a fully diluted block size of 2m by 3m by 2m. Mineral Resources are estimated using cut-off grades of 0.17g/tonne Au, 0.34g/tonne Au and 0.69 g/tonne Au for oxide, mixed and sulfide material types respectively at Relief Canyon constrained by a $1,500 Au pseudoflow pit shell. Inferred Resources at Relief Canyon include existing low grade stockpiles.
  Mineral Resources at San Rafael, El Cajon and Zone 120 are estimated using metal prices of $3,700/oz Au, $36.00/oz Ag, $4.50/lb Cu, $0.90/lb Pb and $1.25/lb Zn. Mineral Resources at Nuestra Senora and San Felipe were not updated in 2025 due to their dormant state have retained the previously reported 2024 MRE metal prices of $1,500/oz Au, $22.00/oz Ag, $3.50/lb Cu, $1.10/lb Pb and $1.30/lb Zn.
  The Galena and Cosala Complex Mineral Resource estimate was prepared by Company personnel and consultants under the supervision of Rick Strief, EVP Geology and a Qualified Person for the purpose of NI 43-101.
  The Relief Canyon Mineral Resource estimate was prepared internally by Niel de Bruin, P.Geo., a Qualified Person for the purpose of NI 43-101.
  The San Felipe Mineral Resource estimate was prepared internally by Niel de Bruin, P.Geo., a Qualified Person for the purpose of NI 43-101.

Detailed Footnotes relating to Mineral Reserve Estimates as at October 31, 2025

  Mineral Reserves are estimated at a net smelter return ("NSR") cut-off value of $75/tonne at San Rafael, $70/tonne at El Cajón, $70/tonne at Zone 120 and $248/tonne at Galena. The NSR cut-off is calculated using long term assumptions based on operating results for recoveries, off-site concentrate costs, and on-site operating costs.
  Mineral Reserves are estimated using metal prices of $3,700/oz Au, $34.00/oz Ag, $4.25/lb Cu, $0.85/lb Pb and $1.10/lb Zn.
  Galena minimum mining widths varied by mining method. For conventional cut and fill the minimum width is three (3) feet, for longhole stoping four (4) feet, for mechanized cut and fill seven (7) feet and longhole stope development seven (7) feet. All methods include an additional one-half (1/2) foot additional dilution on the hanging wall and one-half (1/2) foot on the footwall.  Mineral reserves include 10% mining losses and 10% unplanned dilution at zero grade.
  A mining recovery of 100% and 0% dilution factor at zero grade were used for estimating Mineral Reserves at San Rafael, El Cajon and Zone 120 to reflect the mining methods (post-pillar cut and fill and overhand cut and fill) used at the operation.

  A minimum mining width of 4 meters and a 15% dilution factor, at zero grade, with mining recovery of 90% to reflect the proposed mining methods (post-pillar cut and fill and overhand cut and fill), were used for estimating Mineral Reserves at El Cajón and Zone 120.
  The Galena Complex Mineral Reserve estimate was prepared by Company personnel under the supervision of Dagny Odell, PE, a Qualified Person for the purpose of NI 43-101. The depletion of the mineral reserves and mineral resources to December 31, 2025 for this property was prepared by Company personnel under the supervision of and with the review of Rick Streiff, EVP Geology and a Qualified Person for the purpose of NI 43-101.
  The Company is not aware of any environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other relevant issues that would materially affect the Mineral Reserve and Mineral Resource estimates.

About Americas Gold and Silver Corporation

Americas Gold and Silver is a rapidly growing North American mining company producing silver, copper, and antimony from high-grade operations in the U.S. and Mexico. In December 2024, Americas acquired 100% ownership of the Galena Complex (Idaho) in a transaction with Eric Sprott, former 40% Galena owner, in exchange becoming Americas' largest shareholder. This transaction consolidated Galena as a cornerstone U.S. silver asset and the nation's largest antimony mine. In December 2025, Americas acquired the fully permitted, past-producing Crescent Silver Mine (9 miles from Galena) with the world's 3rd highest-grade silver resource, creating significant potential future synergies through shared infrastructure and processing. In February 2026, Americas formed a 51/49 joint venture with US Antimony to build a new antimony processing hub at Galena, creating a U.S. "mine-to-finished product" antimony solution. Americas also owns and operates the Cosalá Operations in Sinaloa, Mexico. Americas is fully funded to aggressively grow production at the Galena Complex, Crescent and in Mexico with an aim to be a leading North American silver producer and a key source of U.S.-produced antimony.

For more information:

Maxim Kouxenko

Manager, Investor Relations

Americas Gold and Silver Corporation

+1 (647) 888-6458

Technical Information and Qualified Persons

The scientific and technical information relating to the operation of the Company's material operating mining properties contained herein has been reviewed and approved by Rick Streiff, Certified Professional Geologist (CPG#11108), EVP, Geology of the Company. The Company's current Annual Information Form and the NI 43-101 Technical Reports for its other material mineral properties, all of which are available on SEDAR+ at www.sedarplus.com, and EDGAR at www.sec.gov, contain further details regarding mineral reserve and mineral resource estimates, classification and reporting parameters, key assumptions and associated risks for each of the Company's material mineral properties, including a breakdown by category.

The diamond drilling program used NQ-size core and BQ-size core. The Company's standard QA/QC practices were utilized to ensure the integrity of the core and sample preparation at the Galena Complex through delivery of the samples to the assay lab. The drill core was stored in a secure facility, photographed, logged and sampled based on lithologic and mineralogical interpretations. Standards of certified reference materials, field duplicates and blanks were inserted as samples shipped with the core samples to the lab.

Analytical work was carried out by American Analytical Services Inc. ("AAS") located in Osburn, Idaho, or SVL Analytical located in Kellogg Idaho. AAS and SVL are independent, ISO-17025 accredited laboratories. Sample preparation includes a 30-gram pulp sample analyzed by atomic absorption spectrometry ("AA") techniques to determine silver, copper, and lead, using aqua regia for pulp digestion. Samples returning values over 514 g/t Ag are re-assayed using fire-assay techniques for silver. Additionally, samples returning values over 23% Pb are re-assayed using titration techniques.

Duplicate pulp samples are sent out quarterly to ALS Global, an independent, ISO-17025 accredited laboratory based in Reno, Nevada to perform an independent check analysis. A conventional AA technique was used for the analysis of silver, copper and lead at ALS Global with the same industry standard procedures as those used by AAS. The assay results listed in this report did not show any significant contamination during sample preparation or sample bias of analysis.

All mining terms used herein have the meanings set forth in National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101"), as required by Canadian securities regulatory authorities. These standards differ from the requirements of the SEC that are applicable to domestic United States reporting companies.  Any mineral reserves and mineral resources reported by the Company in accordance with NI 43-101 may not qualify as such under SEC standards. Accordingly, information contained in this news release may not be comparable to similar information made public by companies subject to the SEC's reporting and disclosure requirements.

Cautionary Statement on Forward-Looking Information

This news release contains "forward-looking information" within the meaning of applicable securities laws. Forward-looking information includes, but is not limited to, Americas' expectations, intentions, plans, assumptions, and beliefs with respect to, among other things, the new vein discoveries with materially higher silver grades than current Galena Complex Resource and Reserves, the near-term growth opportunities represented by such discoveries warranting  aggressive follow-up drilling in 2026, the growing high-grade silver-copper-antimony 034 Vein Complex, timing and expectations for the Company's 2026 drill campaign, the potential quantity and grade of the exploration target, and the anticipated timing and results of ongoing and planned exploration drilling at the Galena Complex, statements about the Company's exploration strategy, enhancement mill feed quality and operational efficiency, and anticipated ability to increase shareholder value and are subject to the risks and uncertainties outlined below. Often, but not always, forward-looking information can be identified by forward-looking words such as "anticipate," "believe," "expect," "goal," "plan," "intend," "potential," "estimate," "may," "assume," and "will" or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions, or statements about future events or performance. Forward-looking information is based on the opinions and estimates of Americas as of the date such information is provided and is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of Americas to be materially different from those expressed or implied by such forward-looking information. These risks and uncertainties include, but are not limited to the risk factors relating to the Company found under the heading "Risk Factors" in the Company's Annual Information Form dated March 31, 2025 or the Company's MD&A for the three and six months ended June 30, 2025 dated August 11, 2025; interpretations or reinterpretations of geologic information; unfavorable exploration results; inability to obtain permits required for future exploration, development, or production; general economic conditions and conditions affecting the mining industry; the uncertainty of regulatory requirements and approvals; potential litigation; fluctuating mineral and commodity prices; the ability to obtain necessary future financing on acceptable terms or at all; risks associated with the mining industry generally, such as economic factors (including future commodity prices, currency fluctuations, and energy prices), ground conditions, failure of plant, equipment, processes, and transportation services to operate as anticipated, environmental risks, government regulation, actual results of current exploration and production activities, possible variations in grade or recovery rates, permitting timelines, capital expenditures, reclamation activities, labor relations; and risks related to changing global economic conditions and market volatility. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated, or intended. Readers are cautioned not to place undue reliance on such information. Additional information regarding the factors that may cause actual results to differ materially from this forward-looking information is available in Americas' filings with the Canadian Securities Administrators on SEDAR+ and with the SEC. Americas does not undertake any obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events, or other such factors which affect this information, except as required by law. Americas does not give any assurance (1) that Americas will achieve its expectations, or (2) concerning the result or timing thereof. All subsequent written and oral forward-looking information concerning Americas are expressly qualified in their entirety by the cautionary statements above.